Exhibit 99.2

China Gerui Advanced Materials Group Limited Announces Share Repurchase Update

ZHENGZHOU, China, June 6, 2014 /PRNewswire-FirstCall/ -- China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high- precision, cold-rolled steel producer in China, today provided an update of its share repurchase program.

As of the market close on Thursday, June 5, 2014, the Company has repurchased 2,194,201 of its ordinary shares at an average price of $2.88 per share for a total repurchase price of approximately $6.3 million.

“The continued execution of our share repurchase program reflects management’s belief that the Company is severely undervalued in the equity markets and considers the execution of the share repurchase to be an effective use of near-term cash with a book value of $4.81,” commented Mr. Mingwang Lu, Chairman and Chief Executive Officer of China Gerui.  “We will continue to focus on new product introductions that will enable China Gerui to return to profitability and view share repurchases as on important element in our ongoing efforts to maximize shareholder value.”

In April 2011, the Company announced that its Board of Directors had approved a six-month share repurchase program to repurchase up to an aggregate of $10 million of its ordinary shares. The Company's Board of Directors subsequently extended the program from six months to an indefinite period or until the program is completed. The volume and timing of repurchases depend upon market conditions, share price and other factors. They are also subject to, and are intended to be in compliance with, the conditions of Rule 10b-18 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, blackout periods that restrict repurchases at certain times in compliance with Section 10(b) and Rule 10b-5 of the Exchange Act, and other relevant rules and regulations under the U.S. securities laws.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.
All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2013 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Company Contact:	Investor Relations Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: www.geruigroup.com	Managing Director	Account Director
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409
	Email: vivian.chen@grayling.com	Email: kevin.theiss@grayling.com